Via Facsimile and U.S. Mail
Mail Stop 4720

April 2, 2010

Ms. Teresa A. Herbert
Senior Vice President and
 Chief Financial Officer
Independence Holding Company
96 Cummins Point Road
Stamford, Connecticut   06902

**Re:     Independence Holding Company**
         **Form 10-K for the Year Ended December 31, 2008**
         **Schedule 14A**
         **File No. 001-32244**

Dear Ms. Herbert:

        We have completed our review of your Form 10-K and of your Schedule 14A and have no further comments at this time.

                                        Sincerely,


                                        Gus Rodriguez
                                        Accounting Branch Chief